

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 22, 2009

Via Mail and Fax

Jing Xie, Chief Financial Officer
Universal Travel Group
2008 Shennan Road
Hualian Center, Room 301-309
Shenzhen, The People's Republic of China

> **RE:** **Universal Travel Group**
> **Form 10-K for the Year Ended December 31, 2008**
> **Amendment No. 1 to Form 10-Q for the Quarterly Period Ended**
> **March 31, 2009**
> **Form 8-K Filed April 15, 2009**
> **File Number: 000-51516**

Dear Mr. Xie:

We have reviewed your correspondence dated May 28, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis
Results of Operations

1. Refer to your response to prior comment number 1. You state that there is no comparison between segments as they are different types of businesses. However, your intended revised disclosure in Schedule 1.1 to the response appears to emphasize the similarities affecting each segment, particularly with respect to the significant factors for each of the businesses that are referenced to those for air ticketing. Additionally, your intended revised disclosure appears vague as to the nature of each of your segments and the key drivers to the business of each. Your discussion should clearly and succinctly indicate each significant aspect of each segment's business, for example, the nature of the business, how revenue is generated, the nature of the costs

incurred, description of the supplier and customer fulfillment process, and key drivers affecting profit margins and overall segment results.

In regard to the customer fulfillment process, we believe it would be useful to investors in understanding your respective businesses and their sources of revenue if you succinctly summarize the entire process and related cash flows associated with each business. Your responses to us and related intended revised disclosures in this regard appear too disaggregated and incomplete to enable an investor to readily obtain a complete understanding of them. Using your package tour business with respect to your response to comment number 16 as an example for each of your businesses, describe how customer orders are received, how customer orders are filled and when, how and when amounts are charged to customers (for example, cash, credit card or some other form of credit), how and when amounts are paid to suppliers, and whether you collect amounts charged to customers and remit them to suppliers or do the customers remit the amount charged directly to suppliers. In connection with the customer fulfillment process, please explain to us and disclose the consequences of your inability to fully or partially fill customer orders, including cancellation and refund provisions.

We believe a fulsome description of each business as described above will enable investors to assess the comparability or lack thereof between the respective segments. Please revise your intended disclosure as appropriate.

2. Please note that the type of revenue generated by each segment and the process in which such is earned may be distinguishing factors between your segments, and not the GAAP basis method of revenue recognition as suggested in your response to prior comment number 1, as under GAAP all revenue is recognized when realized or realizable and earned.

3. In regard to the cost of services described in Schedule 1.2 in connection with your response to prior comment number 1, we note you incur lease expenses but have not indicated the business(es) to which such relate. Please disclose accordingly. Also, discuss whether any consolidated costs are allocated to the respective segments and the basis for the allocation to each. With respect to air cargo, discuss whether it is subject to storage or warehousing costs, as suggested by the disclosure in regard to SSD in the "Business Overview" section of the Form 10-K.

4. Refer to your response to prior comment number 2. It is not clear from the metrics provided in Schedule 2 to the response how such relate to the amount of revenue you earn and how they are used to assess your operations. Please expand your disclosure as appropriate.

5. Refer to your response to prior comment number 3. It is not clear to us how the intended revised disclosure indicated in Schedule 3 to the response has been revised to fully comply with the comment. Your analysis should enable investors to readily

discern the factors affecting the results of operations of each segment, on a basis comparable with the presentation in note 14 – Segment Information, that is, through "income from operations." In this regard, our expectation is that you would specifically and separately analyze each segment with respect to each component of its results. Please revise your disclosure appropriately.

6. Refer to your responses to prior comment numbers 4 and 5. We did not identify the clarification and revisions to note 14 to the financial statements indicated in the response to comment number 4. Nevertheless, our primary concern is that the "revenue segment analysis" in MD&A is confusing to investors because it describes segments differently from the segments presented in the notes to the financial statements. The segment analysis in MD&A should be consistent with the segments presented in the notes to the financial statements, both in identification and with respect to amounts. If your intention is to additionally present information in MD&A on a product or service basis, and such information does not exactly correlate to your segment analysis indicated in the preceding sentence, such information should be described accordingly. To the extent that the information on a product or service basis does not exactly correlate to the segment information, you should provide sufficient information to enable investors to correlate the two. Please clarify your MD&A segment information as appropriate.

7. Refer to your response to prior comment number 6. It is not clear to us how the intended revised disclosure indicated in Schedule 3 to the response has been revised to fully comply with the comment. We did not identify a comparative presentation of a segment's results in terms of a percent of that segment's revenue for the corresponding period. Although contribution of each segment's components of its results relative to consolidated results as you have presented is considered useful to investors and should be continued, we also believe analysis of the contribution of each segment's components relative to its revenues for the corresponding period on a comparative basis also highlights trends and other useful information to investors underlying each segment. Please expand your disclosure accordingly. Additionally, changes of revenue mix reflecting management's strategy indicated in your response that contribute to material variances on a comparative consolidated or comparative segment basis should be discussed at the appropriate level of detail and quantified to enable investors to understand the impact of such on your consolidated and segment results. For example, you should discuss why management decided to change the mix of revenue, how such affected results, whether the results were in line with management's expectations, and associated trend information on future results.

8. Refer to your response to prior comment number 7. In regard to the intended added table that presents the effects of acquisitions on your growth, please discuss the reason associated with disproportionate effects indicated therein. For example, acquisitions accounted for 70% of the growth in sales between 2008 and 2007 but only 40% of the growth in operating income. Such disparity, along with any others exhibited by the schedule, should be analyzed.

9. Additionally in connection with prior comment number 7, ensure that each factor cited as contributing to a variance is quantified, and if not quantified, the reason why it is not quantifiable and the basis for your belief that such factor contributed to the variance. For example, you cited, to name a few, reduced air fuel surcharges and the timing of the Lunar New Year Holiday period as factors affecting revenues and an increase in packaged tour services as a percent of overall revenue as a factor affecting gross profit margin without quantifying any of these.

10. Refer to your response to prior comment number 8. We believe it would be useful to investors to provide a comparative table depicting the nature and type of costs of which cost of services is comprised, on a consolidated and individual segment basis, accompanied by an appropriate level of detail in regard to those costs for which material variances exist or for which you believe material trending is exhibited. Please revise accordingly.

    Further, citing "change in revenue mix" as a variance factor, as indicated in your intended added disclosure in regard to cost of services, should be sufficiently analyzed at the appropriate level of detail and quantified to enable investors to readily determine how changes in revenue mix impacted your costs, accompanied by trend information in regard to costs perceived by management resulting from a change in the mix of revenue. Please revise accordingly.

Gross Profit

11. In connection with prior comment number 8, to the extent not clear from other disclosure provided, please analyze material changes in gross profit margins, on a consolidated and individual segment basis, as a percent of revenue at an appropriate level of detail to enable investors to clearly understand the drivers associated with such changes.

Critical Accounting Policies and Estimates

12. Reference is made to your discussion of "Asset Impairments" in your intended revised disclosure included in Schedule 9 to your response to prior comment number 9. The impairment assessment described is appropriate for finite lived intangible assets subject to amortization under the guidance in SFAS 142 (paragraph 15) and SFAS 144 (paragraph 7). However, in accordance with the guidance in paragraph 19 of SFAS 142, the evaluation of recoverability for goodwill whereby you compare the fair value of a reporting unit with its carrying value is different than the evaluation of recoverability for finite lived intangibles. Please advise and clarify the disclosure accordingly. In addition, the disclosure for goodwill should be expanded to address the methodology for determining fair value measurements as indicated in paragraphs 23-25 of SFAS 142 as well as the reporting units as indicated in paragraphs 30-31 of SFAS 142 of the entity used in the evaluation of impairment.

13. Please tell us and disclose the significant assumptions, judgments and estimates associated with any of your sources of revenue, in particular in regard to any provisions related to any source.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Warrants

14. Refer to your response to prior comment number 11. You state that you do not expect the adoption of EITF 07-5 to have a material effect. If you believe the amount associated with the warrants is not material, please explain to us in clear detail how you determined the amount to attribute to them, including all assumptions and factors used in the analysis. In connection with this, it appears to us that your warrants for which the exercise price is subject to adjustment upon the sale or issuance of securities at a price or with an exercise or conversion price that is less than the exercise price then in effect for the warrants would be precluded from classification as equity, based on Example 8 and paragraph 5 of EITF 07-5. In this regard, please tell us where the warrants are reported in your financial statements upon the adoption of EITF 07-5.

Financial Statements, page F-2

15. Refer to your response to prior comment number 13. We did not identify the presentation of comprehensive income for each period presented in an acceptable form set forth in SFAS 130 in Schedule 13 as indicated in the response. Please provide us with your presentation.

Notes to the Consolidated Financial Statements, page F-6

16. Refer to your response to prior comment number 14. The amounts indicated in the reconciliation for the diluted average number of shares outstanding for 2008 and 2007 are not consistent with amounts presented in your statements of income. Additionally, the effect of the warrants on the average number of shares outstanding is not clear. Further, we note that stock options were outstanding during 2007 and 2008 but no dilutive effect has been given to such in your reconciliation. Please provide us with your intended revised disclosure that is fully responsive to paragraphs 40.a and c of SFAS 128.

Note 2- Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-9

17. In regard to revenue for air ticketing and hotel reservations, please clarify for us and in your disclosure whether the amount of revenue recognized is solely commission-based, or is based on the gross amount of tickets or reservations you sell to customers

or net of the gross amount you charge to customers and the gross amount you pay to suppliers.

18. Please ensure that the basis for the amount of commission recorded is clear in your revenue recognition accounting policy. For example, we note in your response in regard to disclosure elsewhere in your filing, but not specifically in regard to the disclosure in the notes to the financial statements, that the commission for air ticketing is based on a percentage of the price of the ticket sold. Further, we did not identify anywhere in your response the basis for the commission in regard to hotel reservations (for example, value of the reservation made, volume of reservations made). In regard to the prior sentence, please explain to us and disclose the basis for the amount of commission-based revenue for hotel reservations recognized.

19. Please explain to us and disclose the factors that determine that commission-based revenue for air ticketing and hotel reservations has been earned, when such commissions are paid to you and the timing of when such revenue is recorded. In connection with this, we note in the information contained in Schedule 2 to your responses in regard to air ticketing commissions that the commissions are paid to you at the end of each accounting period and is then recorded as revenue. Please explain to us your basis in GAAP why you believe it is appropriate for you to consider air ticketing commission revenue as earned when it is paid to you. Also, reconcile this treatment to that indicated in your response to prior comment 15 with respect to air ticketing in which you state that you recognize revenue at the time when the ticket is issued.

20. Please explain to us and disclose the accounting for the cancellation or refunding of tickets and packages, including the timing of recognition, and whether a provision against revenue is recognized. If a provision is recognized, explain to us and disclose the basis for the amount recorded and the timing of when the provision is recorded. If a provision is not recognized, explain to us why this is appropriate.

21. Please clearly explain to us and disclose whether the amount of revenue reported for the package tours and air cargo sources of revenue is based on the gross amount you charge to customers, the net difference between the amount you charge to customers and the amount you pay to suppliers, or some other basis. In particular, clarify the basis of revenue associated with air cargo, as you indicate in your intended revised disclosure in Schedule 2 that with respect to the air cargo business you are typically paid commissions once a quarter. If based on the gross amount charged to customers, please explain to us your basis in GAAP for such treatment, especially when it appears from your responses that you serve as an agent in all of your sources of revenue, including package tours and air cargo. In connection with this, provide us with an analysis of EITF 99-19 specific to your circumstances. If revenue for either is based on commissions, please disclose the basis upon which the commission is considered earned, how the amount is determined and when recognized as revenue.

22. Refer to your response to prior comment number 17 and intended revised disclosure indicated in Schedule 16. We note that you charge a fee to agents for use of your "eTerm system." Please explain to us and disclose your revenue recognition policy in regard to this source of revenue. We further note that you net amounts received from and paid to agents. Please explain to us why you believe netting in this fashion is appropriate instead of recording each on a gross basis, and the basis in GAAP for your accounting treatment. Tell us where the associated amounts are reported in your financial statements, and what the gross amount of fees charged and paid have been in each of the last three fiscal years. Also, tell us and disclose the timing of the associated cash flows (that is, when you receive and pay the respective amounts with agents).

23. In Schedule 1.2 of your response to comment number 1 we note your reference to business and sales related taxes as cost of services associated with your air ticketing business. Please explain to us your compliance with paragraph 4 of EITF 06-3 in this regard as appropriate.

Goodwill, page F-8

24. Refer to your response to our prior comment number 18. We did not identify disclosure of the amount of goodwill attributed to each segment pursuant to paragraph 45.c and the last paragraph of paragraph 45 of SFAS 142. We believe that providing such information in tabular form is most meaningful to investors. Please provide us with your intended revised disclosure fully responsive to the comment.

Note 3 – Trade Deposits and Advances, page F-11

25. Refer to your response to our prior comment number 19. We note the added table in Schedule 19 to the response listing the various deposits outstanding. However, your intended revised disclosure did not include the nature and purpose of each nor how each is to be either expensed or returned. Please revise your disclosure accordingly.

Note 14 – Segment Information, page F-19

26. Refer to your response to our prior comment number 21. Your response did not indicate compliance with the disclosures required by SFAS 131 pursuant to the following paragraphs therein: (i) the products of services associated with each segment, pursuant to paragraph 26.b; (ii) specify the segment measure of profit or loss that is reported to the chief operating decision maker, pursuant to paragraph 27; (iii) the amount of depreciation and amortization included in the segment measure of profit or loss, pursuant to paragraph 27.e; and (iv) expenditures for additions to long lived assets, pursuant to paragraph 28. Please provide us with a copy of your intended revised segment note to the financial statements that is fully responsive to the indicated disclosures.

Item 13. Certain Relationships and Related Transactions, and Director Independence

27. Refer to your response to prior comment number 22. We believe that the accounting specified in the comment in regard to "make good securities arrangements" in general reflects the substance of such escrow arrangements entered into in connection with a financing for which subsequent distribution of the securities from escrow is based upon performance based criteria, is consistent with the accounting applied by others in these circumstances, and is appropriate in your circumstances. Whether or not the securities placed into escrow are a part of the associated financing or they had been previously issued is not determinative in the accounting. Nothing in your response indicates that the specified treatment is not appropriate in your circumstances.

Your response indicates that the company met the 2008 target. By the provisions of the "Make Good Securities Escrow Agreement," we understand this to mean that there was, or is to be, a return of the applicable number of shares and options from escrow to Ms. Jiang. In this event, the return of the shares and options from escrow to Ms. Jiang based on satisfaction of performance-based criteria is tantamount to a reverse stock split followed by the grant of restricted stock awards under a performance-based plan. This is presumed to be compensatory, rather than as a mere return of equity with no accounting impact. In this regard, compensation accounting applies to individuals that hold positions within the company that could affect its financial results. This applies upon the release of shares and options to Ms. Jiang who is your principal executive officer and Chairwoman of the Board of Directors. Accordingly, we expect that an expense should be recognized in the financial statements based on the fair value of the shares and options at the time of release from escrow and in the period when released.

The shares of common stock placed into escrow are considered outstanding for legal purposes and should be presented accordingly on the face of the balance sheet. Also, in regard to the shares of common stock and options placed into and remaining in escrow, please consider the requirements of SFAS 128, as appropriate, in regard to the treatment of contingently issuable securities for basic and diluted per share calculations pursuant to paragraphs 10, 13, 20, 23, and 30-35 therein as appropriate. Shares distributed from escrow should be reflected as outstanding shares for basic per share calculations, weighted for the appropriate amount of time considered outstanding for this purpose.

In connection with the above and our prior comment, please provide us with the following:
   1) The basic and diluted per share impact of the common stock and options placed into and released from escrow for all 2008 and 2009 periods affected, with clear detail of how such impacts were determined;
   2) The amount of expense recognized in the financial statements for the applicable number of shares and options released from escrow and the basis for the amounts recognized;

3) Intended detailed disclosure in the notes to the financial statements of the relevant terms of the "Make Good Securities Escrow Agreement" for all 2008 and 2009 periods in which the agreement was in effect, including the accounting and per share impact of the common stock and options released and remaining to be released from escrow; and

4) Intended disclosure in the "Management's Discussion and Analysis" section of your 2009 filing of the potential accounting and per share impacts associated with the stock and options remaining in escrow to be released in connection with the 2009 targets. Such potential impacts may be based on fair values and weighted average shares outstanding at the date of the latest balance sheet presented in the filing.

28. Refer to your response to prior comment number 23. It appears to us that you have not satisfied the conditions in section 2.g of the "Registration Rights Agreement." As a result, it appears you are obligated to make the "registration delay payments" indicated therein. Please tell us and disclose any amounts paid, and if due but not yet paid, the liability accrued, expense recognized and where the expense recognized is reported in the financial statements in regard to such payments.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2009

29. We note you filed on May 7, 2009 an amendment to your Form 10-Q for the quarterly period ended March 31, 2009. It is not apparent from the amended filing why an amendment was necessary. Please advise.

Form 8-K Filed April 15, 2009
Exhibit 99.2

30. Please describe for us with a view toward disclosure your revenue recognition accounting policy and associated cash flows with respect to the delivery of cell phone minute refill services associated with your TripEasy kiosks that commenced April 1, 2009.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief